UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 14D-9 (Rule 14d-101) (Amendment No. 5) Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
INTERMUNE, INC. (Name of Subject Company)
INTERMUNE, INC. (Names of Persons Filing Statement)
Common Stock, par value $0.001 per share (Title of Class of Securities)
45884X103 (CUSIP Number of Class of Securities)
Andrew K. W. Powell
Executive Vice President
General Counsel & Secretary
InterMune, Inc.
3280 Bayshore Boulevard
Brisbane, CA 94005
(415) 466-2200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:
Faiza J. Saeed, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) and amended on September 5, 2014, September 12, 2014 and September 19, 2014 by InterMune, Inc., a Delaware corporation (“InterMune”, “we” or “us”).  The Schedule 14D-9 relates to the tender offer by Klee Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on August 29, 2014 and amended on September 12, 2014, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of InterMune (the “Shares”) at a purchase price of $74.00 per Share, net to seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The initial expiration date of the Offer is at 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 4.  The Solicitation and Recommendation.

Item 4 of the Schedule 14D-9 under the heading “Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger Agreement” is hereby amended and supplemented by:

(i)	Replacing the first sentence of the eighth paragraph of such section with the following:

“In February 2014, a member of the Board (“Director A”), who is also an executive at a global life sciences company (“Company A”) which was not contacted in connection with the Company’s 2011 strategic transaction review, expressed to Daniel Welch, the Company’s Chairman, Chief Executive Officer and President, that if the Company determined to undertake a strategic transaction process, Company A may have a potential interest in participating in such a process.”

(ii)	Replacing the second sentence of the 11th paragraph of such section with the following:

“Following the ATS Conference, in May 2014, Mr. Welch was contacted by business development executives of Parent and Company B, a global life sciences company which was contacted in connection with the Company’s 2011 strategic transaction review but declined to execute a confidentiality agreement to engage in due diligence of the Company, noting the favorable trial results.”

(iii)	Replacing the 13th paragraph of such section with the following:

“At the end of June 2014, an executive from Company C, a global life sciences company which was contacted in connection with the Company’s 2011 strategic transaction review but declined to execute a confidentiality agreement to engage in due diligence of the Company, contacted Mr. Welch noting the favorable trial results and suggesting that Company C may be in touch in the future regarding the possibility of exploring a transaction with the Company.”

(iv)	Replacing the second sentence of the 28th paragraph of such section with the following:

“Over the course of August 13, 2014 through August 15, 2014, the Company received an additional inquiry from a business development executive representing Company D, a global life sciences company which executed a confidentiality agreement with the Company in connection with the Company’s 2011 strategic transaction review but declined to provide a preliminary indication of interest.”

(v)	Replacing the last sentence of the 29th paragraph of such section with the following:

“The Executive Committee also discussed the leak and the significant concern regarding the impact of the leak on the hiring of the U.S. sales force, and actions that might be taken to avoid losing the prospective hires, including providing them with change-in-control protection.”

(vi)	Adding the following sentence after the third sentence of the 38th paragraph of such section:

“Mr. Welch noted to the Executive Committee that, as previously discussed and approved, the Company had taken certain steps to secure the hiring of the U.S. sales force, including, among other things, adding change-in-control protections for them.”

(vii)	Replacing the 39th paragraph of such section with the following:

“The Executive Committee also discussed with its advisors the potential advantages, risks and considerations of the expedited timeline that Parent desired to pursue, noting that Parent’s agreed risk allocation did not afford the Company any protection until a Merger Agreement is actually signed, and any negative developments prior to signing would affect Parent’s willingness to proceed on the price and terms that had been negotiated.  After rumors of a possible offer or transaction were publicly reported, the Executive Committee continued to conclude that lengthening the timetable to signing with Parent in order to explore other potential interest pre-signing was not cost-free, and required a balancing of the risk of losing the favorable transaction offered by Parent as a result of some new negative development against the possibility of finding another acquiror willing to assume the same risk allocation at a price higher than $74.00 per share.  In this regard the Executive Committee discussed with its advisors the various interactions with Company B, Company C and Company D and the likelihood of such companies offering a more compelling value than the proposal from Parent, including, among other things, (i) the fact that Company B did not have a history of making large acquisitions and had not pursued discussions with the Company following its initial contact in May 2014 and its cancellation of a follow-up conversation with Mr. Welch, (ii) the significantly lower value of the Company C Proposal as compared with Parent’s offer of $74.00 per share and Company C’s indication to Mr. Welch, following the calls with Company executives and outside counsel regarding commercialization, intellectual property and other matters, that the timing for Company C to be able to discuss a potential transaction with its own board of directors in order to make a more concrete proposal would not be in August and instead at the earliest would be mid-September and (iii) Company D’s indication that its preference was to pursue a transaction after approval of the Company’s NDA application, and that it would need to conduct significant due diligence to consider a transaction in advance of such approval.  Following discussion, the Executive Committee concluded that none of Company B, Company C or Company D was likely in a position to move on a timeline approaching that of Parent, none provided any reasonable likelihood of offering a more compelling value than the proposal from Parent, and none should be deterred from making an offer to acquire the Company following announcement of a transaction with Parent pursuant to the “fiduciary out” in the proposed Merger Agreement.  Thus the Executive Committee concluded that a post-signing market check, with Parent’s valuation and strong contract terms as to risk allocation relating to approval and launch matters providing the “floor” for other potential acquirors to beat, would be the best approach to seek to maximize value for the Company’s stockholders, and in connection therewith and taking into consideration Parent’s repeated insistence that it would be unwilling to agree to such a provision, the Executive Committee was willing to concede the go-shop in light of the favorable price and other contract terms.  In addition, Mr. Welch informed the Executive Committee that Dr. Schwan had indicated that it would be beneficial to the upcoming launch for Mr. Welch to stay on to assist in the integration and transition efforts if the proposed transaction was consummated.  The Executive Committee discussed with Mr. Welch that having him indicate a willingness to remain under those circumstances would be beneficial to the transaction process and, if he were willing to do so, he should discuss with Dr. Schwan the basis on which he would consider remaining for a transition period.”

Item 4 of the Schedule 14D-9 under the heading “Financial Analyses and Opinions—Opinion of Centerview—Selected Comparable Public Company Analysis” is hereby amended and supplemented by:

(i)	Replacing the first sentence of such section with the following:

“Centerview reviewed and compared certain financial information for InterMune to corresponding financial information for the following publicly traded biopharmaceutical companies:”

(ii)	Replacing the bullet points on page 29 of the Schedule 14D-9 with the following chart:

Company	Revenue Multiple 2016E
Acadia Pharmaceuticals Inc.	NM
Incyte Corporation	10.5x
Intercept Pharmaceuticals, Inc.	NM
Medivation, Inc.	6.8x
NPS Pharmaceuticals, Inc.	4.2x
Pharmacyclics, Inc.	5.9x
Puma Biotechnology, Inc.	NM
Seattle Genetics, Inc.	12.7x
Synageva Biopharma Corp.	23.0x
Note: Multiples greater than 25x deemed not meaningful (“NM”).

(iii)	Replacing the second sentence of the third paragraph under such section with the following:

“With respect to each of the selected comparable companies, Centerview calculated enterprise value (calculated as the equity value (calculated using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, warrants and other convertible securities) plus the book value of debt less cash and cash equivalents) as a multiple of the consensus equity research analyst estimated calendar year 2016 revenues.”

(iv)	Replacing the “Note” under the first table on page 30 of the Schedule 14D-9 with the following:

“Note: Multiples greater than 25x (for Acadia Pharmaceuticals Inc., Intercept Pharmaceuticals, Inc. and Puma Biotechnology, Inc.) were excluded from this analysis as not meaningful.”

Item 4 of the Schedule 14D-9 under the heading “Financial Analyses and Opinions—Opinion of Centerview—Selected Precedent Transactions Analysis” is hereby amended and supplemented by:

(i)	Adding the following sentence after the first sentence of the first paragraph under such section:

“The transactions below were selected, among other reasons, because their participants (i.e., biopharmaceutical companies), size (between $2 billion and $10 billion in transaction value) or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transaction.”

(ii)	Replacing the second table on page 30 of the Schedule 14D-9 with the following:

			Trans Val/	Unaffected Premiums
Date Announced	Target	Acquiror	2Yr Fwd Rev.	1-Day	52-Wk High

06/09/14	Idenix Pharmaceuticals, Inc.	Merck & Co., Inc.	NM	239%	205%
04/07/14	Questcor Pharmaceuticals, Inc.	Mallinckrodt plc	3.8x	27%	8%
12/19/13	Algeta ASA	Bayer AG	10.8x	37%	31%
11/11/13	ViroPharma Incorporated	Shire plc	5.7x	84%	63%
11/07/13	Santarus, Inc.	Salix Pharmaceuticals, Ltd.	4.5x	36%	17%
08/25/13	Onyx Pharmaceuticals, Inc.	Amgen Inc.	7.8x	44%	25%
07/16/12	Human Genome Sciences, Inc.	GlaxoSmithKline plc	6.5x	99%	(52%)
06/29/12	Amylin Pharmaceuticals, Inc.	Bristol-Myers Squibb Company	6.8x	101%	72%
01/07/12	Inhibitex, Inc.	Bristol-Myers Squibb Company	NM	163%	68%
05/02/11	Cephalon, Inc.	Teva Pharmaceutical Industries Ltd.	2.8x	39%	15%
09/17/10	Crucell N.V.	Johnson & Johnson	3.7x	58%	51%
06/30/10	Abraxis BioScience, Inc.	Celgene Corporation	5.2x	17%	14%
05/16/10	OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.	5.6x	55%	45%
Note: Multiples greater than 25x deemed not meaningful (“NM”).

(iii)	Replacing the first sentence of the fourth paragraph of such section with the following:

“Centerview reviewed, among other things, transaction values in the selected transactions and, in each case, calculated the enterprise value (calculated as the equity purchase price (calculated using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, warrants and other convertible securities), plus the book value of debt, less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of estimated two-year forward revenues.”

(iv)	Replacing the table on page 31 of the Schedule 14D-9 with the following:

	Trans Val/ 2Yr Fwd Rev.*	Unaffected Premiums
		1-Day	52-Wk High
75th Percentile	6.7x	99%	63%
Median	5.6x	55%	31%
25th Percentile	4.1x	37%	15%
* Multiples greater than 25x (for the Idenix/Merck and Inhibitex/Bristol-Myers Squibb transactions) were excluded from this analysis as not meaningful.

Item 4 of the Schedule 14D-9 under the heading “Financial Analyses and Opinions—Opinion of Centerview—Sum-of-the-Parts Discounted Cash Flow Analysis” is hereby amended and supplemented by:

(i)	Replacing the second paragraph of such section with the following:

“Centerview performed a sum-of-the-parts analysis of InterMune based on a discounted cash flow analysis representing the implied present value of InterMune’s projected unlevered fully-taxed free cash flows from the fourth quarter of 2014 through 2033 based on the InterMune Forecasts plus the present value of an implied terminal value in 2033 (calculated using a range of year-over-year decline in free cash flow, in perpetuity, of 15% to 35%, based on the InterMune Forecasts, and taking into account the fact that the expiry of InterMune’s patents on pirfenidone would lead to increased competition from generics), in each case discounted to September 30, 2014 using a discount rate range of 10% to 12% (based on a weighted average cost of capital calculation based on considerations that Centerview deemed relevant in its professional judgment and experience) using the mid-year convention. The weighted average cost of capital was calculated using InterMune’s cost of debt and tax rate and InterMune’s cost of equity calculated (based on the Capital Asset Pricing Model) using the risk free rate (based on the 10-year U.S. treasury yield as of August 21, 2014), the market risk premium, and unlevered beta based on information derived from the companies listed above in “—Selected Comparable Public Company Analysis.” The discounted cash flow analysis accounted for: (i) projected sales and product-related expenses of pirfenidone in the U.S., (ii) projected sales and product-related expenses of Esbriet in the EU, (iii) projected sales and product-related expenses of Esbriet in Canada, (iv) projected worldwide corporate general and administrative expenses, capital expenditures, depreciation and amortization, sales and marketing-specific stock-based compensation, and changes in net working capital, (v) overhead research and development expenses (including facilities and IT allocated to research and development, research and development-specific stock-based compensation, and general research in pulmonology, but excluding expenditures for pipeline research and development) and (vi) accumulated net operating losses of $647 million in the third quarter of 2014 plus additional projected net operating losses. Centerview then added to the discounted cash flow value (x) the estimated value of InterMune’s identified pipeline programs (calculated based on median enterprise value of select publicly-traded development-stage biopharmaceutical companies of approximately $115 million) and (y) projected cash as of September 2014 of $495 million. The select publicly-traded development-stage biopharmaceutical companies used by Centerview in connection with clause (x) above were ArQule, Inc., BIND Therapeutics, Inc., Immune Design Corp., La Jolla Pharmaceutical Company, MEI Pharma, Inc., Oncothyreon Inc., Regulus Therapeutics Inc. and Verastem, Inc., the enterprise values (calculated as the equity value (calculated using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, warrants and other convertible securities), plus the book value of debt, less cash and cash equivalents) of which (based on information Centerview obtained from SEC filings and Wall Street research as of August 21, 2014)) are set out in the following table.

Company	Ent. Value ($mm)
ArQule, Inc.	3
BIND Therapeutics, Inc.	114
Immune Design Corp.	131
La Jolla Pharmaceutical Company	99
MEI Pharma, Inc.	118
Oncothyreon Inc.	105
Regulus Therapeutics Inc.	216
Verastem, Inc.	121”

Item 4 of the Schedule 14D-9 under the heading “Financial Analyses and Opinions—Opinion of Centerview—Other Considerations” is hereby amended and supplemented by:

(i)	Replacing the fourth sentence of the last paragraph of such section with the following:

“In addition, Centerview will receive a fee (equal to 15% of the termination fee received by InterMune, subject to certain limitations and qualifications) in the event that the Merger Agreement is terminated or the Transaction is not consummated and InterMune receives a termination fee in connection therewith.”

Item 4 of the Schedule 14D-9 under the heading “Financial Analyses and Opinions—Opinion of Goldman Sachs—Selected Companies Analysis” is hereby amended and supplemented by:

(i)	Replacing the bullet points on page 35 of the Schedule 14D-9 with the following table:

Selected Companies	2017E Enterprise Value/Revenue	2017E Price/Earnings Multiple
Actelion Ltd	5.7x	18.6x
BioMarin Pharmaceutical Inc.	8.2x	NM
Cubist Pharmaceuticals, Inc.	3.4x	15.2x
Incyte Corporation	8.9x	24.5x
Jazz Pharmaceuticals plc	6.0x	10.8x
Medivation, Inc.	5.9x	17.7x
NPS Pharmaceuticals, Inc.	4.2x	11.5x
Pharmacyclics, Inc.	4.6x	18.6x
Salix Pharmaceuticals, Inc.	5.7x	15.6x
Seattle Genetics, Inc.	10.4x	NM
United Therapeutics Corporation	2.7x	7.8x
Median Multiples:	5.2x	15.6x
“NM” = not meaningful.

(ii)	Replacing the second paragraph under such section with the following:

“Although none of the selected companies is directly comparable to InterMune, the selected companies were chosen because they are publicly traded companies in the biotechnology industry with equity market capitalizations of less than $15 billion and with operations and market size that for purposes of analysis may be considered similar to certain of InterMune’s operations and market size.”

(iii)	Replacing the notes under the first table on page 36 of the Schedule 14D-9 with the following:

“* Based on IBES estimates.
** Using earnings estimates based on the Forecasts.
Excludes P/E multiples above 50x , as such high multiples suggest the equity markets are not valuing the comparable company based upon a multiple of earnings, and, as a result, the quality of such a high multiple from a comparable perspective is questionable and therefore less reliable.”

Item 4 of the Schedule 14D-9 under the heading “Financial Analyses and Opinions—Opinion of Goldman Sachs—Premia Paid Analysis” is hereby amended and supplemented by:

(i)	Replacing the table at the bottom of page 36 of the Schedule 14D-9 with the following table:

Target	Acquiror	Announced Date	1-Day Prior	4-Weeks Prior
Idenix Pharmaceuticals, Inc.	Merck & Co., Inc.	June 9, 2014	239%	379%
Questcor Pharmaceuticals, Inc.	Mallinckrodt plc	April 7, 2014	27%	30%
Algeta ASA	Bayer AG	December 19, 2013	37%	61%
ViroPharma Inc.	Shire plc	November 11, 2013	84%	93%
Santarus, Inc.	Salix Pharmaceuticals, Ltd.	November 7, 2013	36%	50%
Onyx Pharmaceuticals, Inc.	Amgen Inc.	August 25, 2013	44%	31%
Human Genome Sciences, Inc.	GlaxoSmithKline plc	July 16, 2012	99%	85%
Amylin Pharmaceuticals, Inc.	Bristol-Myers Squibb Company	June 29, 2012	101%	75%
Inhibitex, Inc.	Bristol-Myers Squibb Company	January 7, 2012	163%	76%
Cephalon, Inc.	Teva Pharmaceutical Industries Ltd.	May 2, 2011	39%	46%
Crucell N.V.	Johnson & Johnson	September 17, 2010	58%	62%
Abraxis BioScience, Inc.	Celgene Corporation	June 30, 2010	17%	42%
OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.	May 16, 2010	55%	68%

Item 4 of the Schedule 14D-9 under the heading “Financial Analyses and Opinions—Opinion of Goldman Sachs—Illustrative Present Value of Future Share Price Analysis” is hereby amended and supplemented by:

(i)	Replacing the first paragraph under such section with the following:

“Goldman Sachs performed an illustrative analysis of the implied present value of the future price per Share, using the Forecasts. For purposes of this analysis, Goldman Sachs calculated implied future values per Share as of August 21 of 2017, 2018 and 2019 by applying illustrative price to one year forward earnings per share multiples ranging from 15.0x to 25.0x to estimated fully taxed earnings per Share for 2018, 2019 and 2020 as reflected in the Forecasts and adjusted for net present value of remaining net operating losses and tax credits in each year. These illustrative P/E multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current P/E multiples for the selected companies. The resulting implied future values per Share were then discounted to present value as of August 21, 2014 using a discount rate of 12.5%, reflecting an estimate of InterMune’s cost of equity. The 12.5% discount rate used by Goldman Sachs was derived by application of the Capital Asset Pricing Model, taking into account certain public and non-public company-specific metrics, including InterMune’s target capital structure and predicted beta, as well as certain financial metrics for the United States financial markets generally, including a risk-free rate based on the 30-year U.S. treasury yield as of August 21, 2014. This analysis resulted in illustrative ranges of implied present values per Share of $33.04 to $53.46 as of August 21, 2017, $51.86 to $85.18 as of August 21, 2018 and $74.81 to $124.23 as of August 21, 2019.”

Item 4 of the Schedule 14D-9 under the heading “Financial Analyses and Opinions—Opinion of Goldman Sachs—Illustrative Discounted Cash Flow” is hereby amended and supplemented by:

(i)	Inserting after the second sentence of the first paragraph of such section the following:

“Goldman Sachs used a range of discount rates from 11.0% to 14.0% derived by application of the Capital Asset Pricing Model, which takes into account certain company-specific metrics, including InterMune’s target capital structure and predicted beta, as well as certain financial metrics for the United States financial markets generally.  The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation.”

Item 8.  Additional Information

Item 8 of the Schedule 14D-9 under the heading “Litigation” is hereby amended and supplemented by:

(a)  Replacing paragraph one of such section with the following:

“On August 28, 2014, InterMune and its directors were named as defendants in a purported stockholder class action lawsuit filed in the Superior Court of California, San Mateo County: Kimberly Walters v. InterMune, Inc.et al., CIV 530186. The case was a putative class action brought by purported stockholders of InterMune alleging, among other things, that InterMune’s directors breached their fiduciary duties to InterMune’s stockholders by approving the Merger Agreement, and that InterMune, Parent and Purchaser aided and abetted these alleged breaches of fiduciary duty. The complaint sought, among other things, an order enjoining the proposed transaction. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(xii) to the Schedule TO and is incorporated herein by reference.”

(b)  Replacing paragraphs three and four of such section with the following:

“Since August 29, 2014, InterMune and its directors have been named as defendants in seven other purported stockholder class actions.  Four of these actions were filed in the Superior Court of California, San Mateo County:  Meraz v. InterMune, Inc., et al., CIV 530275, filed September 4, 2014, Corabi et ano. v. InterMune, Inc., et al., CIV 530290, filed September 5, 2014, Paul v. InterMune, Inc, et al., CIV 530304, filed September 5, 2014 and Tevanian v. InterMune, Inc., et al., CIV 530431, filed September 15, 2014.  The other three actions were filed in the Court of Chancery of the State of Delaware:  McCracken v. Welch, et al., C.A. No. 10086-VCN, filed September 4, 2014, Wagner v. InterMune, Inc.,et al., C.A. No. 10098, filed September 5, 2014, and Miller v. InterMune, Inc., et al., C.A. No. 10096, filed September 5, 2014.  Each of these seven cases is a putative class action brought by a purported stockholder or stockholders of InterMune alleging, among other things, that InterMune’s directors breached their fiduciary duties to InterMune’s stockholders by approving the Merger Agreement, that the disclosures in the Schedule 14D-9 are inadequate, and that InterMune, Parent and Purchaser aided and abetted the alleged breaches of fiduciary duty. The complaints seek, among other things, an order enjoining the proposed transaction. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaints, which are filed as Exhibits (a)(5)(x), (a)(5)(xi), (a)(5)(xii), (a)(5)(xiii), (a)(5)(xiv), (a)(5)(xv) and (a)(5)(xvi) to the Schedule 14D-9 and are incorporated herein by reference.

On September 11, 2014, the three putative shareholder class actions pending in the Court of Chancery of the State of Delaware were consolidated by the Court under the caption In re InterMune, Inc. Stockholder Litigation, C.A. No. 10086-VCN (the “Consolidated Delaware Action”).”

(c)  Adding the following paragraphs before the last paragraph of such section:

“On September 17, 2014, the plaintiff in the Paul action pending in California state court filed an application for a temporary restraining order precluding the closing of the Offer pending the issuance of certain supplemental disclosures.  On September 18, 2014, the defendants in the Paul action filed an opposition to this application as well as a motion to dismiss on the basis of an exclusive forum selection provision in the Company’s bylaws.  Plaintiff’s application for a temporary restraining order is scheduled to be heard on September 23, 2014, and the defendants’ motion to dismiss is scheduled to be heard on October 17, 2014. On September 20, 2014, Plaintiff agreed to withdraw its application for a temporary restraining order.

Beginning in mid-September 2014, the parties to the Consolidated Delaware Action engaged in expedited document and deposition discovery. On September 19, 2014, following expedited discovery, the parties to the Consolidated Delaware Action entered into a memorandum of understanding (the “MOU”) reflecting the terms of an agreement, subject to final approval by the Court of Chancery of the State of Delaware, to settle the Consolidated Delaware Action.  Pursuant to the MOU, the defendants agreed to make certain supplemental disclosures set forth in this Amendment.  The MOU further provides that, among other things, (a) the parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Court of Chancery of the State of Delaware for review and approval, (b) the Stipulation will provide for dismissal of the Consolidated Delaware Action, (c) the Stipulation will include a general release of defendants of claims relating to the Offer, the Merger, and the Merger Agreement and (d) the proposed settlement is conditioned on, among other things, consummation of the Merger, completion of confirmatory discovery, class certification, and final approval by the Court of Chancery of the State of Delaware after notice to InterMune’s stockholders.  Notwithstanding the MOU, there can be no assurance that the Merger will be consummated or that the court will approve the settlement contemplated by the MOU.  The settlement will not affect the amount of consideration that InterMune’s stockholders are entitled to receive in the Offer or the Merger.

Defendants deny all liability with respect to the facts and claims alleged in the Consolidated Delaware Action and specifically deny that any breach of fiduciary duty occurred, or that any further disclosure is required to supplement the Schedule 14D-9 under any applicable rule, statute, regulation or law. However, to avoid the risk that litigation may delay or otherwise adversely affect the consummation of the Merger, to minimize the expense of defending such litigation, to remove the distraction of continued litigation and to provide additional information to our stockholders at a time and in a manner that would not cause any delay of the closing of the Offer or the Merger, defendants have agreed to the terms of the proposed settlement described above.”

Item 9.  Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(5)(xvi)
Plaintiff’s original complaint filed by Anita Tevanian, on behalf of herself and all others similarly situated, on September 15, 2014, in the Superior Court of California, San Mateo County, CIV 530431(incorporated by reference to Exhibit (a)(5)(xx) of the Schedule TO-T/A).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

INTERMUNE, INC.

	By:	/s/ Andrew K. W. Powell
Name: Andrew K. W. Powell
Title: Executive Vice President, General Counsel and Secretary
Dated: September 22, 2014